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                         November 17, 2023

       Yajing Chen
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong, Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 20, 2023
                                                            File No. 001-38205

       Dear Yajing Chen:

              We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note your response
to prior comment 1 and continue to believe that you
                                                        should provide the
documentation required by Item 9C of Form 10-K. Additionally, please amend your Form
10-K to provide the disclosures required under Item 9C(b) of
                                                        Form 10-K. Refer to the
Staff Statement on the Holding Foreign Companies Accountable
                                                        Act and the
Consolidated Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
 Yajing Chen
Zai Lab Ltd
November 17, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                       Sincerely,
FirstName LastNameYajing Chen
                                                       Division of Corporation
Finance
Comapany NameZai Lab Ltd
                                                       Disclosure Review
Program
November 17, 2023 Page 2
cc:       Aslynn Hogue
FirstName LastName